UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

International Securities Exchange Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

46031W 20 4

(CUSIP Number)

William A. Porter, Jr.

3770 Punahele Road

Princeville, HI 96722

845 357-2400

(Name, address and telephone number of person authorized to receive notices and communications)

August 22, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 46031W 20 4

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

William A. Porter, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Person With:	7. Sole Voting Power:

8. Shared Voting Power:

1,499,999
9. Sole Dispositive Power:

10. Shared Dispositive Power:

1,499,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,499,999
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

3.87%
14.	Type of Reporting Person

IN

CUSIP No. 46031W 20 4

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Margaret Joan Porter
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Person With:	7. Sole Voting Power:

8. Shared Voting Power:

1,499,999
9. Sole Dispositive Power:

10. Shared Dispositive Power:

1,499,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,499,999
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

3.87%
14.	Type of Reporting Person

IN

Explanatory Note

On March 21, 2005, the filing persons filed a Statement on Schedule 13D with the Securities and Exchange Commission (the “Schedule 13D”). The items of the Schedule 13D set forth below are hereby amended and/or supplemented as follows:

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

The title of the class of equity securities to which this Schedule 13D relates is the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of International Securities Exchange Holdings, Inc. (the “Company”). The principal executive offices of the Company are located at 60 Broad Street, New York, NY 10004.

Item 5.	Interest In Securities of the Issuer

Item 5(c) of the Schedule 13D is amended and restated in its entirety to read as follows:

Since March 21, 2005, which is the filing date of the Schedule 13D, William A. Porter, Jr. has disposed of 500,288 shares of Class A Common Stock in the aggregate, of which, during the past 60 days, the following dispositions were effected:

•	Mr. Porter sold 100,000 shares of Class A Common Stock on August 28, 2007, as more fully described on Exhibit 99.6 attached hereto and incorporated herein by reference.

•	Mr. Porter sold 50,000 shares of Class A Common Stock on August 22, 2007, as more fully described on Exhibit 99.6 attached hereto and incorporated herein by reference.

•	Mr. Porter sold 50,000 shares of Class A Common Stock on August 21, 2007, as more fully described on Exhibit 99.6 attached hereto and incorporated herein by reference.

•	Mr. Porter sold 100,000 shares of Class A Common Stock on August 16, 2007, as more fully described on Exhibit 99.6 attached hereto and incorporated herein by reference.

•	Mr. Porter sold 100,000 shares of Class A Common Stock on August 15, 2007, as more fully described on Exhibit 99.6 attached hereto and incorporated herein by reference.

•	On July 30, 2007, Mr. Porter made a charitable contribution of 100,000 shares of Class A Common Stock to the Fidelity Charitable Gift Fund.

As a result of the above dispositions, each of the filing persons named on the signature page hereof has ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following exhibit:

99.6	Schedule of Recent Transactions.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2007

/s/ William A. Porter, Jr.
Signature

William A. Porter, Jr., co-trustee
Name/Title

/s/ Margaret Joan Porter
Signature

Margaret Joan Porter, co-trustee
Name/Title